Exhibit 99.3

REALM THERAPEUTICS PLC

FORM OF PROXY FOR THE COURT MEETING

to be held on 24 June 2019. Please read the explanatory notes below before completing this form. For use by holders of ordinary shares in the capital of Realm Therapeutics plc entitled to vote at the Court Meeting

In the High Court of Justice No. 002793 of 2019 Business and Property Courts of England and Wales, Companies Court (ChD) in the matter of Realm Therapeutics plc and in the matter of the Companies Act 2006

Voting ID	Task ID	Shareholder Reference Number

I/We being a member/members Realm Therapeutics plc (the "**Company**") entitled to attend and vote at general meetings of the Company hereby appoint the Chairman of the Court Meeting or†

†NOTE: If you do not wish to appoint the Chairman of the Court Meeting as your Proxy, strike out the words "the Chairman of the Court Meeting", initial this deletion and add in BLOCK CAPITALS the full name and address of your chosen Proxy or Proxies in the empty box above. A Proxy need not be a member of the Company.

as my/our proxy/proxies to attend and, on a poll, vote for me/us on my/our behalf in respect of .... ordinary shares held by me/us at the meeting of Realm Scheme Shareholders to be held at the offices of Cooley (UK) LLP, Dashwood, 69 Old Broad Street, London, EC2M 1QS on 24 June 2019 at 10.30 a.m. (or as soon thereafter as the Realm Annual General Meeting which immediately precedes the Court Meeting has been concluded or adjourned) and at any adjournment of that meeting, for the purposes of considering and, if thought fit, approving (with or without modification) the proposed Scheme of Arrangement (the "Scheme") referred to in the Notice convening the Court Meeting and at such meeting, or any adjournment thereof, to vote for me/us and in my/our name(s) for the Scheme (either with or without modification, as my/our proxy may approve) or against the Scheme as indicated below.

IMPORTANT: If you wish to vote for the Scheme, insert your signature in the box marked "FOR the Scheme". If you wish to vote against the Scheme, insert your signature in the box marked "AGAINST the Scheme" (See note 2 below).

Only insert your signature once. If you sign in both boxes, or if you do not sign in either box, then this Proxy Form shall be invalid.

FOR the Scheme	**AGAINST the Scheme**
Signature(s)	Signature(s)

Date 2019

If signing on behalf of a company, please enter the company name below in block letters and state your official capacity:

For and on behalf of:

Company name	**Official capacity**

Black&Callow – c115438

Attendance Card

Court Meeting

A Court Meeting of Realm Therapeutics plc (the "**Company**") will be held on 24 June 2019 at 10:30 a.m. at Cooley (UK) LLP, Dashwood, 69 Old Broad Street, London, EC2M 1QS

Shareholder Reference Number:

Attendance

If you wish to attend the Court Meeting, please sign this card and bring it with you for production at the registration desk to authenticate your right to attend. You will receive a poll card at the Court Meeting after registering at the registration desk.



Commercial Street
Middlesex Street
Bishopsgate
Liverpool Street
Aldgate
A1211
A10
A1213
Wilson
Moorgate
Moor Lane
London Wall

Directions to the location of the Court Meeting

Address:
Cooley (UK) LLP
Dashwood
69 Old Broad Street
London
EC2M 1QS
UK

Tel: 020 7556 4230

Cooley (UK) LLP's offices are within the City of London Congestion Charging Zone. For further information, please visit www.cclondon.com.

Freepost RTHJ-CLLL-KBKU

Notes:

1. If you hold ordinary shares in the capital of Realm Therapeutics plc and you are entitled to attend and vote at the Court Meeting but you do not wish to attend, or are unable to attend, you may appoint one or more persons, known as a Proxy or Proxies, who can attend and, on a poll, vote instead of you. If you wish to appoint a Proxy or Proxies but do not wish to appoint the Chairman of the Court Meeting as your Proxy or one of your Proxies, you must delete the words “the Chairman of the Court Meeting”, initial this deletion and insert in BLOCK CAPITALS the full name and address of each person whom you wish to appoint as your Proxy in the box provided. Realm Scheme Shareholders are also entitled to appoint more than one proxy, provided that each proxy is appointed to exercise the rights attached to a different share or shares held by such Realm Scheme Shareholder. A space has been included in the blue Form of Proxy to allow Realm Scheme Shareholders to specify the number of shares in respect of which that proxy is appointed. Realm Scheme Shareholders who return the blue Form of Proxy duly executed but leave this space blank shall be deemed to have appointed the proxy in respect of all their Realm Scheme Shares. Completion and return of a blue Form of Proxy will not preclude Realm Shareholders from attending and voting in person on a poll at the Court Meeting or any adjournment of the Court Meeting.
2. If you wish to vote for the Scheme, sign in the box marked “FOR the Scheme” and if you wish to vote against the Scheme, sign in the box marked “AGAINST the Scheme”. Unless you sign in one of the aforementioned boxes and one only, this Form of Proxy will be invalid. Your Proxy will vote as you indicate. For any other business arising at the Court Meeting (including any proper procedural resolution not listed in the notice of the Court Meeting) your Proxy will vote at his or her discretion.
3. CREST members who wish to appoint a proxy or proxies through the CREST Electronic Proxy Appointment Service may do so for the Court Meeting and any adjournment(s) thereof by using the procedures described in the CREST Manual. In order for a proxy appointment or instruction made using the CREST service to be valid, the appropriate CREST message (a “CREST Proxy Instruction”) must be properly authenticated in accordance with the specifications of Euroclear UK & Ireland Limited (“Euroclear”) and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it relates to the appointment of a proxy or to an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by the Company’s registrar, Equiniti, (under CREST participant ID RA19) by 10.30 a.m. on 20 June 2019 or in the case of any adjournment, not later than 48 hours before the time appointed for the adjourned Court Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the time stamp applied to the message by the CREST Applications Host) from which Equiniti is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST.
4. Realm may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.
5. If the holder of Realm Shares is a corporation, this Form of Proxy most be executed either under its common seal or signed by its attorney or by a duly authorised officer or corporate representative. As an alternative to appointing a proxy, any Realm Scheme Shareholder which is a corporation may appoint one or more corporate representatives who may exercise on its behalf, all of its powers as a member, provided that they do not do so in relation to the same shares. Only one corporate representative is to be counted in determining whether under section 899(1) of the Companies Act 2006 a majority in number of the Realm Scheme Shareholders approved the Scheme. The Chairman of the Court Meeting may require a corporate representative to produce to the Company’s registrar, Equiniti, his or her written authority to attend and vote at the Court Meeting at any time before the start of the Court Meeting. The representative shall not be entitled to exercise the powers conferred on them by the Realm Scheme Shareholder until any such demand has been satisfied.
6. In the case of joint holders, the vote of the Realm Scheme Shareholder whose name is first listed in the register of members of Realm in respect of the joint holding will be accepted to the exclusion of the votes of the other joint holders.
7. It is requested that blue Forms of Proxy be returned to Equiniti at Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA, United Kingdom by 10.30 a.m. on 20 June 2019 or in the case of any adjournment, not later than 48 hours (excluding any part of a day that is not a working day) before the time appointed for the adjourned Court Meeting, but if blue Forms of Proxy are not so returned they may be handed to the Chairman of the Court Meeting at the commencement of the Court Meeting.
8. Only those Realm Scheme Shareholders registered in the register of members of Realm as at 6.30 p.m. on 20 June 2019 or, in the event that the Court Meeting is adjourned, in the register of members at 6.30 p.m. 48 hours (excluding any part of a day that is not a working day) before the day of any adjourned meeting shall be entitled to attend or vote in respect of the number of shares registered in their name at the relevant time. Changes to entries in the relevant register of members after 6.30 p.m. on 20 June 2019 or, in the event that the Court Meeting is adjourned, after 6.30 p.m. 48 hours (excluding any part of a day that is not a working day) before the day of any adjourned meeting shall be disregarded in determining the rights of any person to attend or vote at the Court Meeting. Realm Shareholders who hold their Realm Scheme Shares in the name of a broker, bank or other nominee should follow the voting instructions provided by such nominee to ensure that their Realm Scheme Shares are represented at the Court Meeting.
9. If this Form of Proxy is returned duly executed but the space in which to specify the number of shares is left blank, you will be deemed to have appointed the Proxy in respect of all of your Realm Scheme Shares.
10. Any alterations made on this Form of Proxy must be initialled by the person who signs it.
11. Full details of the business to be considered at the Court Meeting, with explanatory notes, are set out in the notice of Court Meeting at the back of the Scheme Document. Further instructions on how to complete this Form of Proxy are also contained in the Scheme Document.
12. Terms defined in the Scheme Document shall have the same respective meanings when used in this Form of Proxy, unless the content otherwise requires.